

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Yongsheng Liu
Chief Executive Officer
SunCar Technology Group Inc.
c/o Shanghai Feiyou Trading Co., Ltd.
Suite 209, No. 656 Lingshi Road
Jing'an District, Shanghai, 200072
People's Republic of China

> **Re: SunCar Technology Group Inc.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed March 9, 2023**
> **File No. 333-269295**

Dear Yongsheng Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-4 Filed March 9, 2023

Q: What is the effect of the GEM Purchase Agreement?, page 12

1. We note your revised disclosure in response to comment 1, including your statement that "[s]ince SunCar controls the timing, quantity, as well as the threshold price (the lowest price at which SunCar may sell its shares) of each draw down, SunCar fully controls the impact on the prices of its ordinary shares in case of draw downs under the GEM Purchase Agreement, and can limit the negative price impact to any extent it requires." Please revise to acknowledge that a negative price impact is a possible result under the GEM Purchase Agreement and remove the disclosure that you are able to "fully control" and

"limit" any such negative price impact.

Prospectus Summary
Regulatory Approvals, page 20

2. We note your disclosure regarding the regulatory updates on February 17, 2023 and February 24, 2023. Please revise as follows:

- With respect to the Trial Measures, please elaborate on the type of sanctions that you might be subject to (quantify such sanctions if possible) and disclose who and/or which entity(ies) would be subject to such sanctions.

- Please disclose whether your offering is effectively contingent upon complying with the Trial Measures and receiving CSRC approval. If it is not, please explain the consequences of listing and being declared effective and then subsequently failing to comply with the Trial Measures and/or being denied CSRC approval. Please revise to quantify any fines, penalties, or sanctions, and clarify who or which entity(ies) would be subject to such fines, penalties, or sanctions. If delisting is a potential consequence, please revise to state as much, disclose the impact on the value of your shares, and update your risk factor on pages 52-53 to reflect all material risks to investors.

Recent Developments
Nasdaq Deficiency Notice, page 28

3. Please revise to disclose the current number of Goldenbridge public holders.

You may contact Tony Watson at 202-551-3318 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Giovanni Caruso, Esq.